FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 1, 2021

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2021	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

43

# EARNINGS RELEASE 4Q21 and 2021



brasilagro

# 01 EARNINGS RELEASE



## Quarter and fiscal year ended June 30, 2021

São Paulo, August 31, 2021 – BrasilAgro (B3: AGRO3) (NYSE: LND), the leader in acquisition, development, and sale of rural properties that offer high potential for price appreciation, announces its consolidated results for the quarter and fiscal year ended June 30, 2021 ("4Q21 and 2021"). The consolidated financial statements are prepared under International Financial Reporting Standards (IFRS).

**4Q21 and 2021 Webinar**
September 1, 2021

Portuguese
(simultaneous translation into English)

2 p.m. (Brasília time)
1 p.m. (New York time)

Link:
https://webcastlite.mziq.com/cover.html?webcastId=2b5aa9ba-c0df-4693-bf90-60b1c196f37c

brasilagro

# Highlights

**20/21 Harvest**
**282,000** tons of grains
**5,000** tons of cotton
**2.2 million** tons of sugarcane
**1,900** tons of meat produced

Proposed Distribution of
**R$ 260 million** in dividends

**R$365.7 million**
Adjusted EBITDA

**R$721.9 million**
Net Revenue

**R$317.6 million**
Net Income

## PRICE

**AGRO3: R$27.92**
**LND: US$5.50**

AGRO
B3 LISTED NM

LND
LISTED
NYSE

## CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

**Gustavo Javier Lopez**
IRO

**Ana Paula Zerbinati Ribeiro Gama**
Head of IR

**Deise Davanzo**
IR Specialist

# 02 MESSAGE FROM THE MANAGEMENT



The 2020/21 crop year has proven to be a period of intense challenges, because of the social and economic environment generated by the impacts of the COVID-19 pandemic and the climatic impacts experienced by agriculture in the country. Climate change has required the company to implement prompt measures to mitigate the effects on crop productivity, such as adapting varieties, changing the product mix, and planting and harvesting periods.

Since the beginning of the pandemic, in March 2020, we have been taking measures to preserve our employees' health, contribute to contain the spread of Covid-19 and mitigate its effects on our operations. We continue to work in accordance with the protocol, in addition to the vaccination campaign in all units, and we are working on the plan to return to on-site activities, for the positions which have been working remotely.

Other important initiative was the support provided to the communities where the Company is located. Through the BrasilAgro Institute, several initiatives were implemented aiming to assist the most vulnerable population, such as: food donations, donation of individual protection equipment and alcohol gel, among others.

Our business plan includes accelerating our growth plan and two important fundraisings, the Follow on, which raised R$500 million and the CRA issue, worth R$240 million. In addition, we had a cash contribution of R$448 million from the exercise of subscription warrants by the Company's founders. This cash position provides us with a solid base for investments in new projects and the development of the current portfolio.

The results we achieved during the 2020/2021 harvest year (ended June 30, 2021), once again, leaves no doubt that our business model, and the execution of our strategy, were assertive. - we acquired 9.8 thousand hectares of land in Bolivia, developed more than 5 thousand hectares, sold 1.6 thousand hectares (1.2 thousand useful ha) for R$67.1 million, and produced more than 2.4 thousand tons of products.

We ended our 2020/2021 fiscal year with a Net Income of R$317.6 million and an Adjusted EBITDA of R$365.7 million, all of which reflects our Net

Revenue of R$721.9 million, consisting of R$58.9 million from the sale of farms and R$663.0 million from sales of agricultural products and leases.

BrasilAgro begins the 2021/2022 crop year fully prepared to benefit from the exchange rate and commodity price conditions, and with the current costs, we expect the good level of profitability to be maintained in the operation for the 2021/22 crop year as well. Besides the land appreciation, which had an important impact on the valuation of the current portfolio, estimated at R$3.4 billion, reinforcing our business model, which since the company's establishment has been focused on generating value through gains from land sales.

# 03 KEY NUMBERS

| (R$ thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| Revenues from Operations | 229.197 | 158.466 | 45% | 662.952 | 487.568 | 36% |
| Revenues from Farm Sales | 52.063 | 47.440 | 10% | 58.925 | 71.492 | -18% |
| **Net Sales Revenue** | **281.260** | **205.906** | **37%** | **721.877** | **559.060** | **29%** |
| Net Revenue from Operations | 363.031 | 196.075 | 85% | 1.167.572 | 643.786 | 81% |
| Net Revenue from Farm Sales | 52.063 | 47.440 | 10% | 58.925 | 71.492 | -18% |
| **Net Revenue[1]** | **415.094** | **243.515** | **70%** | **1.226.497** | **715.278** | **71%** |
| **Adjusted EBITDA from Operations** | **99.361** | **58.398** | **70%** | **312.584** | **116.153** | **169%** |
| *Adjusted EBITDA Margin from Operations (%)* | *27,4%* | *29,8%* | -8% | *26,8%* | *18,0%* | 48% |
| **Adjusted EBITDA[2]** | **146.663** | **99.122** | 48% | **365.681** | **177.573** | 106% |
| *Adjusted EBITDA Margin (%)* | *35,3%* | *40,7%* | -13% | *29,8%* | *24,8%* | 20% |
| **Net Income** | **80.581** | **(6.773)** | **n.a.** | **264.549** | **58.134** | **355%** |
| *Margem Líquida Operacional (%)* | *22,2%* | *-3,5%* | n.a. | *22,7%* | *9,0%* | 151% |
| **Net Income** | **127.883** | **33.951** | **277%** | **317.646** | **119.554** | **166%** |
| *Net Income Margin (%)* | *30,8%* | *13,9%* | 121% | *25,9%* | *16,7%* | 55% |

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

**Definitions:** 4Q20 and 4Q21 - Quarters ended June 30, 2020, and 2021, respectively | 2020 and 2021 - Twelve-month period ended June 30, 2020, and 2021, respectively | 2019/2020 Harvest Year - Fiscal year started on July 1, 2019, and ended on June 30, 2020 | 2020/2021 Harvest Year - Fiscal year started on July 1, 2020 and ended on June 30, 2021.

# 04 REAL ESTATE PERFORMANCE

## Properties Sold

| Sale of Property | Jatobá Farm |
|---|---|
| Date of Sale | May/21 |
| Location | Jaborandi - BA |
| Area (hectares) | Total: 1,654 / Arable: 1,250 |
| Acquisition Value + CAPEX | R$2.8 MM |
| Nominal Sale Value[1] | 300 sacas/ha R$67.1 MM |
| Gain[1] | R$64.3 MM |
| **IRR - R$** | **20,4%** |

[1] Information as announced in Material Facts. See "Farm Sale" section of this release for accounting details

In 2020/2021, we had another sale of Jatobá Farm in the state of Bahia. 1,654 hectares were sold for a nominal value totaling R$67.1 million (300 bags of soybean/ha useful or ~R$53,640/ha useful), representing a R$64.3 million gain, with the Internal Rate of Return (IRR) reaching 20.4%. From an accounting point of view, this area of the Farm on the Company's books is valued at R$2.8 million (acquisition + investments excluding depreciation).

The nominal Internal Rate of Return (IRR) considers the acquisition price plus investments in the property, operation's cash flows, historical gains from past sales, and receivables up to the expected date of the last payment, adjusted to present value, i.e., impacted by the forecast on interest rate variation, soybean price, and exchange rate variation.

# Property Portfolio

The Company's property portfolio has 275,298 hectares across six Brazilian states, Paraguay and Bolivia.

| | FARMS | LOCATION | AQUISITION DATE | PROJECT | TOTAL AREA (ha) | ARABLE AREA (ha) |
|---|---|---|---|---|---|---|
| 1 | Jatobá Farm | Jaborandi / BA | Mar-07 | Grains and Pasture | 13.276 | 10.208 |
| 2 | Alto Taquari Farm | Alto Taquari / MT | aug/07 | Sugarcane | 5.103 | 3.503 |
| 3 | Araucária Farm | Mineiros / GO | apr/07 | Sugarcane | 5.534 | 4.051 |
| 4 | Chaparral Farm | Correntina / BA | Nov-07 | Grains and Cotton | 37.182 | 26.444 |
| 5 | Nova Buriti Farm | Bonito de Minas / MG | dec/07 | Forest | 24.212 | 17.846 |
| 6 | Preferência Farm | Baianópolis / BA | sep/08 | Grains and Pasture | 17.799 | 12.410 |
| 7 | Partnership II[1] | Ribeiro Gonçalves / PI | Nov-13 | Grains | 7.500 | 7.500 |
| 8 | Moroti (Paraguay) | Boquerón | dec/13 | Grains and Pasture | 59.585 | 34.673 |
| 9 | Partnership III[2] | Alto Taquari / MT | may/15 | Sugarcane | 5.624 | 5.624 |
| 10 | Partnership IV[3] | São Raimundo das Mangabeiras / MA | feb/17 | Sugarcane | 15.000 | 15.000 |
| 11 | São José Farm | São Raimundo das Mangabeiras / MA | feb/17 | Grains and Sugarcane | 17.566 | 10.137 |
| 12 | Partnership V[4] | São Félix do Araguaia / MT | aug/18 | Grains | 17.150 | 17.150 |
| 13 | Arrojadinho Farm[5] | Jaborandi / BA | Jan-20 | Grains | 16.642 | 10.306 |
| 14 | Rio do Meio Farm[6] | Correntina / BA | Jan-20 | Grains | 12.288 | 8.501 |
| 15 | Partnership VII[7] | Baixa Grande do Ribeiro / PI | may/20 | Grains | 5.473 | 5.473 |
| 16 | Serra Grande Farm | Baixa Grande do Ribeiro / PI | may/20 | Grains | 4.489 | 2.904 |
| 17 | Acres del Sud | Bolivia | feb/21 | Grains and Sugarcane | 9.875 | 7.925 |
| | **Total** | | | | **275.298** | **200.295** |

(1) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.
(5) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(6) Farm acquired through the merger of Agrifirma.
(7) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.

Land Ownership


Total area
19%
81%
Ownership Area
Leasing
Arable area
26%
74%
Ownership Area
Leasing
2020/2021 production area
41%
59%
Ownership Area
Leasing

The producing land's current mix, between owned and leased land, allows more flexibility in portfolio management and less volatility of operating cash flow.

brasilagro

# Land Development

In the 2020/2021 harvest year, we transformed another 6,800 hectares. As a result, the transformed area has totaled 138,300 hectares in 12 years operating. This represents an average 24% growth in the portfolio's transformation, the main driver appreciating our properties.

## PORTFOLIO EVOLUTION



6%
94%
8%
39%
53%
22%
23%
55%
42%
23%
35%
06/07
10/11
14/15
20/21
undeveloped
under development
developed

## DEVELOPMENT LEVEL PER FARM



Nova Buriti
Araucária
Alto Taquari
Preferência
Jatobá
Araucária
São José
Rio do Meio
Arrojadinho
Serra Grande
Moroti
La Primavera
Las Londras
San Rafael
0%
20%
40%
60%
80%
100%
undeveloped
under development
developed

# Portfolio's Market Value

We review the internal market value of our farms annually, and our portfolio's market value was R$3.3 billion on June 30, 2021, appreciation of 75% in relation to the last year appraisal.

The portfolio's market value, according to the evaluation made by Deloitte Touche Tohmatsu, a consulting firm hired to conduct the market valuation of our properties - referring to June 30, 2021, is R$3.4 billion.

The table below shows the portfolio's internal market valuation performed by Deloitte Touche Tohmatsu in the last two years:

| PROPERTY | LOCATION | Area 06/30/2020 (hectares) | Area 06/30/2021 (hectares) | Internal Appraisal (R$ thousand) | | Independent Appraisal (R$ thousand) | |
|---|---|---|---|---|---|---|---|
| | | | | 30/06/2020 | 30/06/2021 | 30/06/2019 | 30/06/2021 |
| Jatobá Farm | Bahia | 14.930 | 13.276 | 242.504 | 364.847 | 193.560 | 376.100 |
| Alta Taquari Farm | Mato Grosso | 5.103 | 5.103 | 194.504 | 328.195 | 138.300 | 301.420 |
| Araucária Farm | Goiás | 5.534 | 5.534 | 190.276 | 329.142 | 150.500 | 326.680 |
| Chaparral Farm | Bahia | 37.182 | 37.182 | 417.660 | 742.572 | 403.650 | 750.550 |
| Nova Buriti Farm | Minas Gerais | 24.212 | 24.212 | 35.313 | 47.326 | 25.340 | 33.090 |
| Preferência Farm | Bahia | 17.799 | 17.799 | 68.160 | 101.423 | 62.290 | 82.110 |
| São José Farm | Maranhão | 17.566 | 17.566 | 247.572 | 403.322 | 184.300 | 405.880 |
| Arrojadinho Farm | Bahia | 16.642 | 16.642 | 88.482 | 203.156 | 82.610 | 211.370 |
| Rio da Meio Farm | Bahia | 12.288 | 12.288 | 122.687 | 274.259 | 115.100 | 247.690 |
| Serra Grande Farm | Piaui | 4.489 | 4.489 | 30.273 | 68.563 | - | 71.790 |
| Moroti (Paraguay) | Boquerón | 59.585 | 59.585 | 235.270 | 265.973 | 208.814 | 440.627 |
| Acres del Sud (Bolivia)[2] | Santa Cruz | | 9.875 | | 150.066 | | 196.542 |
| **Total** | | **215.330** | **223.551** | **1.872.701** | **3.278.845** | **1.564.464** | **3.443.849** |

[1] Independent Appraisal made in July 2019 due to the merger of Agrifirma.
[2] Deloitte Appraisal made in December 11, 2020. Internal Appraisal (purchase price on Feb/21).


Portfolio Market Value Evolution
(R$ billlion)
1,0
1,1
1,3
1,4
1,3
1,3
1,5
1,5
1,9
3,3
3,4
2015
2016
2017
2018
2019
2020
2021
Interna
Deloitte

To estimate the market value of our farms, we consider for each property: (i) their development level; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

The fixed asset appraisal methodology applied by Deloitte Touche Tohmatsu to this work is supported by the latest standards and guidelines issued by the Brazilian Association of Technical Standards (ABNT).

# 05 OPERATIONAL PERFORMANCE

## AREA

The table below shows the crop area in the 2020/2021 Harvest per farm.

| Area in Production by Farm 20/21 Harvest (ha) | Ratoon Cane | Plant Cane | Soybean | Corn | Corn 2nd Crop | Beans | Beans 2nd Crop | Pasture | Cotton | Other | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Alto Taquari Farm | 1,597 | 174 | 1,713 | | 1,144 | | 228 | | | | 4,856 |
| Araucária Farm | 2,160 | 50 | 1,726 | | | | | | | 400 | 4,336 |
| Partnership III Farm | 4,790 | 500 | 661 | | | | | | | | 5,951 |
| São José Farm and Partnership IV Farm | 16,478 | 350 | 5,901 | 600 | 545 | | | | | 500 | 24,374 |
| Jatobá Farm | | | | | | | | | | 11,005 | 11,005 |
| Chaparral Farm | | | 10,753 | | | 1,403 | 1,006 | 3,085 | 1,313 | 4,608 | 22,168 |
| Preferência Farm | | | | | | | | 7,148 | | | 7,148 |
| Partnership II Farm | | | 5,718 | 1,750 | 545 | | | | | 350 | 8,363 |
| Partnership V Farm | | | 16,977 | | 10,745 | | 2,529 | | | 465 | 30,716 |
| Arrojadinho Farm [2] | | | 3,485 | | | 511 | 511 | | | 0 | 4,507 |
| Rio do Meio Farm [2] | | | 1,664 | | 150 | | 300 | | | 6,595 | 8,709 |
| Serra Grande Farm | | | 62 | | | | | | | | 62 |
| Partnership VII Farm | | | 3,634 | 1,788 | 268 | | | | | 350 | 6,040 |
| Moroti[1] (Paraguay) | | | 6,727 | 3,062 | | | | 2,487 | | 2,580 | 14,856 |
| | 1,732 | | 3,057 | 409 | | | | | | 2,771 | 7,968 |
| **Total** | **26,757** | **1,074** | **62,077** | **7,609** | **13,396** | **1,914** | **4,574** | **12,720** | **1,313** | **29,624** | **161,059** |

| Area in Production by product (ha) | 19/20 Harvest | 20/21 Harvest | 20/21 Harvest Participation (%) | Change (%) |
|---|---|---|---|---|
| Grains | 81,905 | 89,571 | 55.6% | 9.4% |
| Soybean | 54,342 | 62,077 | 38.5% | 14.2% |
| Corn and Corn 2nd Crop | 24,939 | 21,006 | 13.0% | -15.8% |
| Bean 2nd Crop | 2,624 | 6,488 | 4.0% | 147.3% |
| Sugarcane | 29,169 | 27,831 | 17.3% | -4.6% |
| Pasture | 16,806 | 12,720 | 7.9% | -24.3% |
| Cotton | 1,713 | 1,313 | 0.8% | -23.4% |
| Other | 23,561 | 29,624 | 18.4% | 25.7% |
| **Total** | **153,154** | **161,059** | **100.0%** | **5.2%** |

| Area in Production by product (ha) | 19/20 Harvest | 20/21 Harvest | 20/21 Harvest Participation (%) | Change (%) |
|---|---|---|---|---|
| Own Area | 81,978 | 95,615 | 59.4% | 16.6% |
| Operated by BrasilAgro | 60,106 | 73,442 | 45.6% | 22.2% |
| Leased to third parties | 21,872 | 22,173 | 13.8% | 1.4% |
| Leased area | 71,176 | 65,444 | 40.6% | -8.1% |
| **Total** | **153,154** | **161,059** | **100.0%** | **5.2%** |

We increased the total cultivated area by 5.2% compared to the previous harvest. This increase is mainly due to land acquisition in Bolivia.

brasilagro

## PRODUCTION

### Grains

We finished harvesting grains for the 2020/2021 Harvest. The production's result is as follows:

| Production per product (tons) | 19/20 Harvest Realized | 20/21 Harvest Estimated | Change (%) | 20/21 Harvest Realized | Change (%) |
|---|---|---|---|---|---|
| Soybean | 160,425 | 190,653 | 173,531 | 8.2% | -9.0% |
| Corn | 41,710 | 50,011 | 31,315 | -24.9% | -37.4% |
| Corn - 2nd Crop | 106,734 | 99,856 | 70,137 | -34.3% | -29.8% |
| Beans | - | 2,290 | 2,525 | n.a. | 10.3% |
| Beans - 2nd Crop | 6,100 | 3,342 | 4,912 | -19.5% | 47.0% |
| **Total** | **314,969** | **346,152** | **282,420** | **-10.3%** | **-18.4%** |

Below we comment on the yield of each crop:

### Soybean

| Soybean Productivity (Kg/ha) | 19/20 Harvest Realized (A) | 20/21 Harvest Estimated (B) | 20/21 Harvest Realized (C) | Change C/A (%) | Change C/B (%) |
|---|---|---|---|---|---|
| Brazil | 3,230 | 3,181 | 3,114 | -3.6% | -2.1% |
| Paraguay | 916 | 2,728 | 1,000 | 9.2% | -63.3% |
| Bolivia | - | 2,371 | 2,493 | n.a | 5.1% |

| Soybean Productivity (Kg/ha) | Brazil |
|---|---|
| New Area - 1st and 2nd year | 1,995 |
| Under Development Area - 3rd and 4th year | 2,364 |
| Developed Area - Above 4th year | 3,222 |

In the 2020/2021 harvest, Soybean yield in Brazil was 3,114 Kgs/Ha, down by 2.1% compared to initial estimates due to the drought in the Mato Grosso region.

The loss due to the drought was significant in Paraguay, reaching a 63.3% decrease compared to the initial estimate. However, it should be noted that 51% of the financial loss will be offset by the agricultural insurance hired by the Company.

Due to the above loss, it is impossible to adequately measure the yield by development level in Paraguay during the 2020/2021 harvest.

## Corn

| Corn Productivity (Kg/ha) | 19/20 Harvest Realized (A) | 20/21 Harvest Estimated (B) | 20/21 Harvest Realized (C) | Change C/A (%) | Change C/B (%) |
|---|---|---|---|---|---|
| Crop - Brazil | 7,586 | 8,521 | 6,164 | -18.8% | -27.7% |
| 2nd Crop - Brazil | 5,986 | 6,292 | 5,419 | -9.5% | -13.9% |
| Crop - Paraguay | 2,219 | 5,246 | 1,788 | -19.5% | -65.9% |
| Crop - Bolivia | - | 4,500 | 3,028 | n.a. | -32.7% |

In Brazil, corn yield was 27.7%, lower than the initial estimate. The off-season corn's yield and volume were 14% and 18% lower than the initial estimate, due to the lower planted area by 2,600 hectares, from planting off-season areas out of the ideal timeframe and also due to the drought in the Mato Grosso region.

In addition, the months of February and March, in the states of Maranhão and Piauí, were marked by rains above normal and an excess of cloudy days. The excess of cloudy days affected the WTG (weight of a thousand grains) of our summer corn and the two factors combined affected the quality of the grains, contributing to the reduction in the productivity.

The negative 65.9% variation compared to the initial projection in Paraguay is due to losses resulting from the weather. However, it should be noted that 51% of the financial loss will be offset by the agricultural insurance hired by the Company.

## Bean

| Bean Productivity (Kg/ha) | 19/20 Harvest Realized (A) | 20/21 Harvest Estimated (B) | 20/21 Harvest Realized (C) | Change C/A (%) | Change C/B (%) |
|---|---|---|---|---|---|
| Crop - Brazil | - | 1,200 | 1,315 | n.a. | 9.5% |
| Crop - Paraguay | - | 1,002 | 1,002 | n.a. | 0.0% |
| 2nd Crop - Brazil | 2,325 | 1,083 | 1,144 | -50.8% | 5.6% |

In Brazil, beans' yield exceeded the initial estimate by 9.5%. The yield of off-season beans, on the other hand, exceeded the initial estimate by 5.6%.

## Cotton

| Production (tons) | 19/20 Harvest Realized | 20/21 Harvest Estimated | Change (%) | 20/21 Harvest Realized | Change (%) |
|---|---|---|---|---|---|
| Cotton | 7,806 | 5,514 | -29.4% | 5,055 | -8.3% |

| Cotton Productivity (Kg/ha) | 19/20 Harvest Realized (A) | 20/21 Harvest Estimated (B) | 20/21 Harvest Realized (C) | Change C/A (%) | Change C/B (%) |
|---|---|---|---|---|---|
| Crop - Brazil | 4,612 | 4,200 | 3,852 | -16.5% | -8.3% |

The results were 8.3% lower than expected due to adverse weather conditions.

## Sugarcane

| Sugarcane Harvest Year Result | 2020 Harvest Realized (Apr/01 to Dec/31) (A) | 2021 Harvest Estimated (Apr/01 to Dec/31) (B) | Change B/A (%) | 2021 Harvest Realized (Apr/01 to Jun/30) (C) | Change C/B (%) |
|---|---|---|---|---|---|
| Tons harvested | 2,236,328 | 2,248,492 | 0.5% | 694,421 | -69.1% |
| Hectares harvested | 25,076 | 26,832 | 7.0% | 8,045 | -70.0% |
| TCH - Harvest tons per hectares | 89.18 | 83.80 | -6.0% | 86.32 | 3.0% |

In April, we started harvesting the new sugarcane crop. Until June 30, 2021, 694,400 tons of sugarcane had been harvested, registering a TCH (harvest tons per hectares) of 86.3.

Despite the frosts in the last two months, sugarcane yield and quality of the cultivated raw material did not suffer significant impacts. Our sugarcane areas in the Midwest suffered from frosts in July. Despite that, in the consolidated, we are in line with the budget due to the good performance of the areas in Maranhão that did not suffer weather events.

Ethanol prices continue to rise, favoring our productions.

| Sugarcane Accounting Year Result | 2020 (Jul/01 to Jun/30) | 2021 (Jul/01 to Jun/30) | Change (%) |
|---|---|---|---|
| Tons harvested | 2,281,197 | 2,218,256 | -2.8% |
| Hectares harvested | 26,415 | 25,204 | -4.6% |
| TCH - Harvest tons per hectares | 86.36 | 88.01 | 1.9% |

## Livestock

| Cattle Raising | 19/20 Harvest Realized (A) | 20/21 Harvest Estimated (B) | 20/21 Harvest Realized (C) | Change B/A (%) | Change C/B (%) |
|---|---|---|---|---|---|
| Hectares | 13,721 | 9,636 | 9,636 | -29.8% | 1.2% |
| Number of heads | 15,064 | 15,461 | 14,805 | 2.6% | -9.1% |
| Meat production (kg) | 2,484,983 | 1,907,907 | 1,940,329 | -23.2% | 8.5% |
| Weight Gain per Day | 0.49 | 0.62 | 0.71 | 26.3% | 15.8% |
| Weight Gain per hectare | 181.11 | 198.00 | 201.37 | 9.3% | 7.1% |

Livestock is a transitory activity for the Company, used to transform the land. We have 14,800 cattle heads on Preferência and Paraguay farms, distributed over 9,636 hectares of grazing land already active in Brazil and Paraguay.

Besides the 9,636 hectares of active grazing land in 2021, the Company has 3,085 hectares of grazing land on the Chaparral Farm, as part of the land-opening strategy, as the grasses increase organic matter levels in the soil and mitigate impacts that may lead to a low yield in new lands.

### Others

To improve results and mitigate operational risks and as the Company's property strategy, we leased 22,200 hectares to third parties in 2021 in Bahia and Paraguay. Lease agreements for grain production last for up to five years and value up to 18% of the production, with five bags of soybeans per hectare as the minimum value. On the other hand, the lease for livestock lasts for up to 6 years, with a gradually lower area, and the value is 11% of the value of the region's arroba per head, reaching at least 1.7 heads per hectare, calculated monthly.

Besides, we have 6,700 hectares of other crops, such as grass and sorghum cover, to increase organic matter and accelerate soil maturation.

# 06 FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented under International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

## EBITDA and Adjusted EBITDA

EBITDA is presented following accounting standards: from Net Income, adjusted for interest, taxes, depreciation and amortization.

Adjusted EBITDA was calculated excluding gains from biological assets under development (sugarcane and grains), adjusted by the harvest's realized derivatives and depreciation expenses, including depreciation of property, plant & equipment of farms, depreciation of developed areas and depreciation of permanent crop.

| EBITDA (R$ thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Net Income** | **127,883** | **33,951** | **276.7%** | **317,646** | **119,554** | **165.7%** |
| Interest | 1,419 | 5,842 | -75.7% | 95,988 | 30,755 | 212.1% |
| Taxes | (53,205) | 967 | n.a. | (19,515) | 13,975 | n.a. |
| Depreciations and amortizations | 15,971 | 8,551 | 86.8% | 38,432 | 30,153 | 27.5% |
| Amortization adjustments - IFRS 16 | 30,512 | 30,096 | 1.4% | 71,572 | 30,096 | 137.8% |
| **EBITDA** | **122,580** | **79,407** | **54.4%** | **504,123** | **224,533** | **124.5%** |

| Adjusted EBITDA (R$ thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Net Income** | **127,883** | **33,951** | **276.7%** | **317,646** | **119,554** | **165.7%** |
| Interest | 1,419 | 5,842 | n.a. | 95,988 | 30,755 | 212.1% |
| Taxes | (53,205) | 967 | n.a. | (19,515) | 13,975 | n.a. |
| Depreciations and Amortizations | 15,971 | 8,551 | 86.8% | 38,432 | 30,153 | 27.5% |
| Amortization adjustments - IFRS 16 | 30,512 | 30,096 | 1.4% | 71,572 | 30,096 | 137.8% |
| Equity pick-up | 119 | 61 | 95.1% | (11) | 150 | n.a. |
| Other operating income/expenses, net | 9,708 | (2) | n.a. | 12,668 | (14) | n.a. |
| Elimination of the effects of gains on biological assets (grains and sugarcane planted) | 57,981 | 18,417 | n.a. | (72,742) | (22,070) | 229.6% |
| Derivatives Results | (43,725) | 1,239 | n.a. | (78,357) | (25,026) | 213.1% |
| **Adjusted EBITDA** | **146,663** | **99,122** | **48.0%** | **365,681** | **177,573** | **105.9%** |

brasilagro

# Operational EBITDA and Adjusted EBITDA

| EBITDA (R$ thousand) | 4Q21 | 4Q20 | Variação | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Net Income** | **80,581** | **-6,773** | **n.a.** | **264,549** | **58,134** | **355.1%** |
| Interest | 1,419 | 5,842 | n.a. | 95,988 | 30,755 | n.a. |
| Taxes | (53,205) | 967 | n.a. | (19,515) | 13,975 | n.a. |
| Depreciations and amortizations | 15,971 | 8,551 | 86.8% | 38,432 | 30,153 | 27.5% |
| Amortization adjustments - IFRS 16 | 30,512 | 30,096 | 1.4% | 71,572 | 30,096 | 137.8% |
| **EBITDA** | **75,278** | **38,683** | **94.6%** | **451,026** | **163,113** | **176.5%** |

| Adjusted EBITDA (R$ thousand) | 4Q21 | 4Q20 | Variação | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Net Income** | **80,581** | **-6,773** | **n.a.** | **264,549** | **58,134** | **355.1%** |
| Interest | 1,419 | 5,842 | n.a. | 95,988 | 30,755 | n.a. |
| Taxes | (53,205) | 967 | n.a. | (19,515) | 13,975 | n.a. |
| Depreciations and Amortizations | 15,971 | 8,551 | 86.8% | 38,432 | 30,153 | 27.5% |
| Amortization adjustments - IFRS 16 | 30,512 | 30,096 | 1.4% | 71,572 | 30,096 | 137.8% |
| Equity pick-up | 119 | 61 | 94.5% | (11) | 150 | n.a. |
| Other operating income/expenses, net | 9,708 | (2) | n.a. | 12,668 | (14) | n.a. |
| Elimination of the effects of gains on biological assets (grains and sugarcane planted) | 57,981 | 18,417 | 214.8% | (72,742) | (22,070) | 229.6% |
| Derivatives Results | (43,725) | 1,239 | n.a. | (78,357) | (25,026) | n.a. |
| **Adjusted EBITDA** | **99,361** | **58,398** | **70.1%** | **312,584** | **116,153** | **169.1%** |

# Income Statement

## NET SALES REVENUE

| Net Revenue (R$ thousand) | 4Q21 | 4Q20 | Variação | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Total** | **281,260** | **205,906** | **36.6%** | **721,877** | **559,060** | **29.1%** |
| Farms Sale | 52,063 | 47,440 | 9.7% | 58,925 | 71,492 | -17.6% |
| Soybean | 113,686 | 83,891 | 35.5% | 235,765 | 195,207 | 20.8% |
| Corn | 8,942 | 10,021 | -10.8% | 77,009 | 35,026 | 119.9% |
| Bean | 4,452 | 1,052 | 323.2% | 17,644 | 3,180 | 454.9% |
| Cotton | 1,820 | 176 | n.a. | 27,771 | 13,052 | 112.8% |
| Sugarcane | 88,932 | 42,842 | 107.6% | 264,978 | 192,942 | 37.3% |
| Cattle Raising | 4,792 | 12,063 | -60.3% | 28,966 | 32,674 | -11.3% |
| Leasing | 6,638 | 8,198 | -19.0% | 11,365 | 14,680 | -22.6% |
| Others | (65) | 223 | n.a. | (545) | 807 | n.a. |

In 2021, net sales revenue reached R$721.9 million, up by 29.1% YoY.

brasilagro

## FARM SOLD

In 2021, we recognized R$74.0 million in farms sold, including part of Jatobá Farm sold, announced in May 2021. It is worth noting that in 9M21, we also recognized R$8.5 million in farm sold from meeting certain obligations for sales from previous years. In the first case, an additional 133 hectares were accounted for only at the actual delivery. Additionally, to represent the risk of revenue reversal, the Company does not recognize the 2.3% percentage of the announced price of the Farm sold until the final measurement of the negotiated area. The possibility of price variation due to differences between the estimated usable hectares and usable hectares actually verified in the final measurement, even if remote, is characterized as a variable payment, as set in Paragraphs 50 and 51 of IFRS 15. According to the rule, the same impact is found when accounting for the acquisition cost of the area sold.

| Farm Sales (R$ thousand) | 2021 | 2020 | Variação |
|---|---|---|---|
| Nominal Value of Sale | 74,011 | 83,179 | -11.0% |
| Present Value Adjustment | (15,086) | (11,687) | 29.1% |
| **Revenue from Farms Sale** | **58,925** | **71,492** | **-17.6%** |
| Sales Taxes | (541) | (2,610) | -79.3% |
| Selling Costs | (5,287) | (7,462) | -29.1% |
| **Farm Sale Gain** | **53,097** | **61,420** | **-13.6%** |

## SALE OF AGRICULTURAL PRODUCTS

| Net Revenue (R$ thousand) | 4Q21 | 4Q20 | Variação | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Total** | **229,197** | **158,466** | **44.6%** | **662,952** | **487,568** | **36.0%** |
| Soybean | 113,686 | 83,891 | 35.5% | 235,765 | 195,207 | 20.8% |
| Corn | 8,942 | 10,021 | -10.8% | 77,009 | 35,026 | 119.9% |
| Beans | 4,452 | 1,052 | 323.2% | 17,644 | 3,180 | 454.9% |
| Cotton | 1,820 | 176 | n.a. | 27,771 | 13,052 | 112.8% |
| Sugarcane | 88,932 | 42,842 | 107.6% | 264,978 | 192,942 | 37.3% |
| Cattle Raising | 4,792 | 12,063 | -60.3% | 28,966 | 32,674 | -11.3% |
| Leasing | 6,638 | 8,198 | -19.0% | 11,365 | 14,680 | -22.6% |
| Others | (65) | 223 | n.a. | (545) | 807 | n.a. |

| Quantity sold (tons) | 4Q21 | 4Q20 | Variação | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Total** | **687,948** | **708,736** | **-2.9%** | **2,319,262** | **2,325,208** | **-0.3%** |
| Soybean | 56,798 | 67,984 | -16.5% | 137,581 | 166,145 | -17.2% |
| Corn | 10,349 | 19,143 | -45.9% | 139,485 | 84,686 | 64.7% |
| Beans | 1,322 | 126 | n.a. | 3,812 | 1,555 | 145.1% |
| Cotton | 779 | 107 | n.a. | 7,216 | 4,475 | 61.3% |
| Sugarcane | 617,918 | 619,374 | -0.2% | 2,026,640 | 2,062,354 | -1.7% |
| Cattle Raising | 497 | 1,945 | -74.5% | 3,661 | 5,717 | -36.0% |
| Others | 285 | 58 | 395.7% | 867 | 277 | 213.4% |

Soybean revenues grew by R$40.6 million in 2021 YoY, going from R$195.2 million, referring to 166,100 tons sold for R$1,174.92 per ton, to R$235.8 million, referring to 137,600 tons sold for R$1,713.64 per ton.

Corn revenues grew by R$42.0 million in 2021 YoY, going from R$35.0 million, referring to 84,700 tons sold for R$413.60 per ton, to R$77.0 million, referring to 139,500 tons sold for R$552.09 per ton.

The volume of grains sold reflects the variation in total producing hectares and the land's maturity level in each harvest. On the other hand, the prices in each region impact revenue per ton, as they consider factors such as the distance for the production's outflow. In this sense, in 2021, there is an impact compared to 2020, mainly due to the production volume added by the Bolivian Farm.

Cotton revenues grew by R$14.7 million in 2021 YoY, going from R$13.1 million, referring to 4,500 tons sold to R$27.8 million, referring to 7,200 tons sold. The prices per ton cannot be compared between the periods due to the difference in the mix between lint and core sales. In 2021, 45.2% of the volume sold referred to lint (average price R$7.44/kg), and 54.8% of the volume referred to seed (average price R$0.88/kg).

In 2020, 44.7% of the volume sold referred to lint (average price R$5.94/kg), and 55.3% of the volume referred to seed (average price R$0.48/kg). The higher price for lint sold reflects the exchange rate variation in the period.

Sugarcane revenues grew by R$72.0 million in 2021 YoY, from R$192.9 million, referring to 2.06 million tons for R$93.55 per ton of sugarcane, to R$265.0 million, referring to 2.02 million tons for R$130.7 per ton of sugarcane. The higher price per ton of sugarcane is due to the increased TSR of the sugarcane sold. In the same period, there was also an increased ATR price per ton of harvested sugarcane, from 0.672 R$/kg in 2020 to 0.937 R$/kg in 2021.

Livestock revenue fell by R$3.7 million in 2021 YoY, from R$32.7 million, referring to the sale of 15,159 cattle heads for R$5.72 per kilo, to R$29.0 million, referring to the sale of 9,685 cattle heads for R$7.91 per kilo.

In 2021, lease revenues totaling R$11.4 million refer to leases to third parties on our properties. Lease agreements last for up to five years and value up to 18% of the production, with five bags of soybeans per hectare as the minimum value.

## GAINS AND LOSSES ON AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

| Biological Assets and Agricultural Products (R$ thousand) | Soybean | Corn (crop) | Corn (2nd crop) | Cotton | Bean | Sugarcane | Cattle Raising | Others | Gain / Loss 06/30/21 |
|---|---|---|---|---|---|---|---|---|---|
| Gains and losses in agricultural products | 266,918 | 32,174 | 11,044 | 26,833 | 18,318 | 92,636 | 10,234 | (3,551) | 454,607 |
| Gains and losses in biological assets | (4,852) | 446 | 22,348 | 3,218 | 1,912 | 49,666 | - | 4 | 72,742 |
| **Change in fair value of biological assets and agricultural products** | **262,066** | **32,620** | **33,392** | **30,051** | **20,230** | **142,302** | **10,234** | **(3,546)** | **527,349** |

### Gains and Losses on Agricultural Products

Gain or loss on the variation in the fair value of agricultural products is determined by the difference between the amount harvested at market value (excluding selling expenses and taxes) and production costs (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the harvest, and the market price for the corresponding market of each farm is considered.

| Agricultural Products | Soybean | Corn (crop) | Corn (2nd crop) | Cotton | Bean | Sugarcane | Cattle Raising | Others | Gain / Loss 06/30/21 |
|---|---|---|---|---|---|---|---|---|---|
| Area (hectares) | 58,819 | 6,885 | 11,678 | 2,294 | 5,775 | 25,204 | 9,636 | - | 120,291 |
| Production (Tons or Meat Kgs) | 178,792 | 35,597 | 67,297 | 8,781 | 6,757 | 2,218,256 | 1,940 | - | 2,517,420 |
| Yield (Ton./ha) (Kg/Head) | - | - | - | - | - | - | 14,805 | - | 14,805 |
| Livestock - head of cattle | 3.04 | 5.17 | 5.76 | 3.83 | 1.17 | 88.01 | 201.37 | - | 308.35 |
| Production fair value (R$ thousand) | 458,398 | 47,142 | 60,800 | 44,890 | 29,356 | 262,107 | 25,985 | (914) | 927,763 |
| Production Cost (R$ thousand) | (191,480) | (14,968) | (49,756) | (18,057) | (11,037) | (169,470) | (15,751) | (2,637) | (473,157) |
| **Gain and losses in agricultural products (R$ thousand)** | **266,918** | **32,174** | **11,044** | **26,833** | **18,318** | **92,636** | **10,234** | **(3,551)** | **454,607** |

The table below shows the result of the sugarcane harvest within the fiscal year, including the breakdown of the gain (loss) in the value of agricultural products:

| Period ended June 30, 2020 | 2019/2020 Harvest (Jul to Dec/2019) | 2019/2020 Harvest (Jan to Jun/2020) | Total |
|---|---|---|---|
| Net Revenue | 150,100 | 42,842 | 192,942 |
| Cost of sales | (131,812) | (52,998) | (184,810) |
| Gain (loss) of agricultural products | 51,683 | 9,579 | 61,262 |
| **Total** | **69,971** | **(577)** | **69,394** |
| Produced Tons | 1,568,704 | 712,493 | 2,281,197 |

| Period ended June 30, 2021 | 2019/2020 Harvest (Jul to Dec/2020) | 2020/2021 Harvest (Jan to Jun/2021) | Total |
|---|---|---|---|
| Net Revenue | 176,046 | 88,932 | 264,978 |
| Cost of sales | (133,284) | (98,259) | (231,543) |
| Gain (loss) of agricultural products | 62,106 | 80,182 | 142,288 |
| **Total** | **104,868** | **70,855** | **175,723** |
| Produced Tons | 1,523,835 | 694,421 | 2,218,256 |

| Sugarcane Harvest Year | 2020 Harvest (Jan to Dec/2020) | 2021 Harvest (Jan to Jun/2021) | Change[1] |
|---|---|---|---|
| Net Revenue | 218,888 | 88,932 | -59.4% |
| Cost of sales | (186,282) | (98,259) | -47.3% |
| Gain (loss) of agricultural products | 71,685 | 80,182 | 11.9% |
| **Total** | **104,291** | **70,855** | **-32.1%** |
| Produced Tons | 2,236,328 | 694,421 | -68.9% |

[1] 2020 Sugarcane Harvest started April/2020

We ended the sugarcane harvest in December 2020 with production volume up by 3.0% and net revenue up by 12.0% compared to the previous harvest, respectively. The result reflects the increased ATR and Consecana prices.

Livestock net revenue corresponded to R$29.0 million, producing 1.9 tons of meat. The lower grazing land area refers to closing Jatobá Farm's livestock operations and, as a result, the decreased kilos produced year-on-year.

| Cattle Raising (R$ thousand) | 2021 | 2020 | Change |
|---|---|---|---|
| Net Revenue | 28,966 | 32,674 | -11.3% |
| Cost of sales | (25,596) | (32,436) | -21.1% |
| Gain (loss) of agricultural products | 10,234 | (1,298) | -888.4% |
| **Total** | **13,604** | **(1,060)** | **n.a.** |
| Produced Kgs | 1,940,329 | 2,484,983 | -21.9% |

## Gains and Losses on Biological Assets

| Biological Assets | Soybean | Corn (crop) | Corn (2nd crop) | Cotton | Bean | Sugarcane | Others | Gain / Loss 06/30/21 |
|---|---|---|---|---|---|---|---|---|
| Area (hectares) | - | 1,575 | 10,603 | 732 | 464 | 26,914 | - | 40,288 |
| Production (Tons) | - | 4,575 | 58,831 | 3,055 | 473 | 2,231,445 | - | 2,298,379 |
| Yield (Ton./ha) | - | 2.90 | 5.55 | 4.17 | 1.02 | 82.91 | - | 57.05 |
| **Biological Assets (R$ thousand)** | **(4,852)** | **446** | **22,348** | **3,218** | **1,912** | **49,666** | **4** | **72,742** |

Biological assets correspond to agricultural products under development (not yet harvested) measured at fair value. This value considers the net present cash flow, considering the best estimates on yield, sales prices, selling expenses, direct costs, indirect costs, and leasing.

Biological assets corresponding to sugarcane stumps represent the total area to be harvested from April 1 to November 30, 2021.

## IMPAIRMENT, NET

A provision to adjust inventories at the net realized value of agricultural products is recorded when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

On June 30, 2021, the amount recognized corresponds to a R$22.7 million loss, impacted by the price of commodities on the mark-to-market dates.

## PRODUCTION COST

| 20/21 Harvest (%) | Soybean | Corn | Corn 2nd Crop | Beans | Cotton | Sugarcane | Cattle Raising |
|---|---|---|---|---|---|---|---|
| **Variable costs** | **71%** | **76%** | **100%** | **67%** | **89%** | **67%** | **41%** |
| Seeds | 10% | 19% | 22% | 0% | 10% | 0% | 0% |
| Fertilizers | 18% | 32% | 34% | 18% | 15% | 9% | 0% |
| Defensives | 21% | 13% | 15% | 28% | 29% | 5% | 0% |
| Agricultural services | 17% | 11% | 30% | 15% | 34% | 44% | 0% |
| Fuels and Lubricants | 3% | 1% | 0% | 3% | 0% | 9% | 0% |
| Maintenance of machines and instruments | 0% | 0% | 0% | 0% | 0% | 0% | 7% |
| Animal Feed | 0% | 0% | 0% | 0% | 0% | 0% | 26% |
| Others | 2% | 0% | 0% | 3% | 0% | 0% | 8% |
| **Fixed costs** | **29%** | **24%** | **0%** | **33%** | **11%** | **33%** | **59%** |
| Labor | 7% | 6% | 0% | 8% | 2% | 3% | 37% |
| Depreciation and amortization | 20% | 18% | 0% | 26% | 9% | 25% | 17% |
| Leasing | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Others | 2% | 0% | 0% | 0% | 0% | 5% | 5% |

| (R$ / ha) | 19/20 Harvest Estimated (A) | 20/21 Harvest Realized[2] (B) | 20/21 Harvest Estimated (C) | Change B/A (%) | Change C/B (%) |
|---|---|---|---|---|---|
| Soybean[1] | 3,077 | 3,531 | 3,761 | 14.8% | 6.5% |
| Corn[1] | 2,894 | 3,972 | 3,395 | 37.2% | -14.5% |
| Corn 2nd Crop | 1,901 | 2,344 | 2,499 | 23.3% | 6.6% |
| Beans | 2,050 | 2,512 | 2,573 | 22.5% | 2.4% |
| Beans 2nd Crop | - | 1,500 | 2,476 | n.a. | 65.1% |
| Cotton | 10,022 | 10,199 | 10,037 | 1.8% | -1.6% |
| Sugarcane | 5,894 | 6,661 | 5,549 | 13.0% | -16.7% |

(1) includes area opening amortization

(2) On the date of disclosure of this release corn, cotton and soybean harvests were closed, but 2nd crop corn, crop beans and sugarcane information are forecasts that may change until the next quarter

## COST OF GOODS SOLD

| (R thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Cost of Goods Sold** | **(143,724)** | **(138,966)** | **3.4%** | **(412,509)** | **(387,124)** | **6.6%** |
| Soybean | (70,163) | (61,550) | 14.0% | (166,877) | (165,510) | 0.8% |
| Corn | (6,803) | (6,088) | 11.7% | (46,370) | (27,332) | 69.7% |
| Bean | (4,516) | (5,262) | -14.2% | (10,051) | (6,835) | 47.1% |
| Cotton | (1,650) | (481) | 243.0% | (16,163) | (14,320) | 12.9% |
| Sugarcane | (54,813) | (48,344) | 13.4% | (143,488) | (133,029) | 7.9% |
| Cattle Raising | (4,231) | (11,839) | -64.3% | (25,596) | (32,436) | -21.1% |
| Leasing | (465) | (3,544) | -86.9% | (1,874) | (4,876) | -61.6% |
| Others | (1,083) | (1,857) | -41.7% | (2,090) | (2,786) | -25.0% |

| (R thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Realization of the Fair Value of Biological Assets** | **(146,621)** | **(35,242)** | **316.0%** | **(316,636)** | **(96,689)** | **227.5%** |
| Soybean | (89,279) | (27,256) | 227.6% | (165,232) | (40,781) | 305.2% |
| Corn | (5,268) | (3,357) | 56.9% | (32,093) | (5,347) | 500.2% |
| Bean | (7,229) | - | n.a. | (10,502) | - | n.a. |
| Cotton | (1,399) | (18) | 7672.2% | (20,920) | 791 | n.a. |
| Sugarcane | (43,446) | (4,629) | 838.5% | (88,055) | (51,781) | 70.1% |
| Others | - | 19 | -100.0% | 166 | 430 | -61.4% |

| (R thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Total Cost of Goods Sold** | **(290,345)** | **(174,207)** | **66.7%** | **(729,145)** | **(483,813)** | **50.7%** |
| Soybean | (159,442) | (88,807) | 79.5% | (332,109) | (206,292) | 61.0% |
| Corn | (12,071) | (9,445) | 27.8% | (78,463) | (32,679) | 140.1% |
| Bean | (11,745) | (5,262) | 123.2% | (20,553) | (6,835) | 200.7% |
| Cotton | (3,049) | (499) | 511.0% | (37,083) | (13,529) | 174.1% |
| Sugarcane | (98,259) | (52,973) | 85.5% | (231,543) | (184,810) | 25.3% |
| Cattle Raising | (4,231) | (11,839) | -64.3% | (25,596) | (32,436) | -21.1% |
| Leasing | (465) | (3,544) | -86.9% | (1,874) | (4,876) | -61.6% |
| Others | (1,083) | (1,838) | -41.1% | (1,924) | (2,356) | -18.3% |

Due to adjustments to the fair value of agricultural products, year-over-year changes in unit costs are directly linked to the market price of commodities at the time of harvest to calculate Total COGS. The comments on each crop below exclude the effect of biological assets appropriated at cost.

Soybean COGS grew by R$1.4 million in 2021 YoY, from R$165.5 million, referring to 166,100 tons sold for R$996.18 per ton, to R$166.9 million, referring to 137,600 tons for R$1,212.94 per ton. The cost was impacted by higher prices of services (planting and mainly harvesting) and higher fuel prices.

Corn COGS grew by R$19.0 million in 2021 YoY, from R$27.3 million, referring to 84,700 tons sold for R$322.75 per ton, to R$46.4 million, referring to 139,500 tons for R$332.44 per ton. The cost is impacted by the change in the volume sold, besides the higher services prices (planting and mainly harvesting).

Cotton COGS grew by R$1.8 million in 2021 YoY, from R$14.3 million, referring to 4,500 tons sold, to R$16.1 million, referring to 7,200 tons. The prices per ton cannot be compared between the periods due to the difference in the lint and core sales mix. In 2020, 44.7% of the volume sold referred to lint (average cost R$5.74/kg), and 55.3% of the volume referred to seed (average cost R$0.75/kg). In 2021, 45.2% of the volume sold referred to lint (average cost R$9.50/kg), and 54.8% of the volume referred to seed (average cost R$1.52/kg). Cotton COGS

will undergo significant changes until the harvested cotton is finished processing in September 2021.

Sugarcane COGS grew by R$10.5 million in 2021 YoY, from R$133.0 million, referring to 2.1 million tons at the cost of R$64.50 per ton, to R$143.5 million, referring to 2.0 million tons at the cost of R$70.80 per tons of sugarcane. The increase in cost per ton is due to fires at the beginning of the year. As reported in 1Q21, the harsh winter led to low air humidity and fires in different Brazilian regions. We had a one-off fire at a unit.

Livestock COGS fell by R$6.8 million in 2021 YoY, from R$32.4 million, reflecting the cost to sell 15,159 cattle heads, totaling R$5.67 per kilo, to R$25.6 million, reflecting the cost to sell 9,685 cattle heads, totaling R$6.99 per kilo.

## SELLING EXPENSES

| (R$ thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Selling expenses** | **(13,997)** | **(9,156)** | **52.9%** | **(27,951)** | **(14,301)** | **95.4%** |
| Freight | (5,038) | (5,751) | -12.4% | (8,582) | (8,589) | -0.1% |
| Storage and Processing | (4,390) | (2,043) | 114.9% | (14,346) | (6,944) | 106.6% |
| Fees | - | (20) | -100.0% | (10) | (116) | -91.5% |
| Provision for doubtful accounts | - | (903) | -100.0% | (151) | 2,601 | n.a. |
| Others | (4,569) | (438) | 943.2% | (4,862) | (1,253) | 288.0% |

In 2021, we recognized R$28.0 million in selling expenses, an increase. The R$13.7 million increase YoY is mainly due to the reversed Allowance for Doubtful Accounts in 2020, due to Agrifirma's incorporation in PDD, the higher volume of agricultural products sold and higher storage line, reflecting the silo plant's opening at Araucária Farm and the higher cost, in reais, of the processing storage in the Xingu region.

"Others" were affected by the soybean crop failure in Paraguay. We had sold 8,000 tons, and we produced around 3,500 tons, the difference we had to buy on the market.

## GENERAL AND ADMINISTRATIVE EXPENSES

| (R$ thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **General and Administrative Expenses** | **(20,004)** | **(15,893)** | **25.9%** | **(46,852)** | **(43,890)** | **6.7%** |
| Depreciation and Amortization | 50 | (446) | n.a. | (981) | (1,512) | -35.1% |
| Personnel expenses | (16,143) | (12,077) | 33.7% | (32,406) | (30,681) | 5.6% |
| Expenses with services providers | (1,979) | (1,701) | 16.3% | (6,482) | (5,593) | 15.9% |
| Leases and Rents | (294) | 43 | n.a. | (397) | (175) | 126.8% |
| Taxes | (73) | (202) | -63.6% | (1,351) | (1,384) | -2.4% |
| Travel expenses | (282) | (109) | 157.7% | (556) | (672) | -17.2% |
| Software expenses | (399) | (608) | -34.3% | (1,357) | (1,490) | -8.9% |
| Others expenses | (884) | (793) | 11.4% | (3,322) | (2,383) | 39.4% |

In 2021, general and administrative expenses grew by 6.7% YoY, from R$43.9 million to R$46.9 million.

The higher Personnel Expenses is due to taxes paid for the 2nd Long-Term Stock Incentive Plan approved by the Company in May 2021.

The change in "Other Expenses" reflects the increase, in reais, in expenses with listing and bookkeeping costs, and expenses with phone services, building maintenance, notary offices, insurance, among others.

## OTHER OPERATING REVENUES / EXPENSES

| (R$ thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Other operating income/expenses** | **(9,770)** | **3,278** | **n.a.** | **(22,613)** | **1,231** | **n.a.** |
| Gain/Loss on sale of fixed assets | (1,287) | (57) | n.a. | (1,378) | (151) | n.a. |
| Provisions for lawsuits | 256 | (19) | n.a. | (1,404) | (601) | 133.6% |
| Agricultural insurance compensation | - | 6,315 | | - | 6,315 | |
| Contractual losses | - | - | n.a. | (1,392) | - | n.a. |
| Donations from BrasilAgro Institute | - | - | n.a. | (2,057) | - | n.a. |
| Unused tax credit | - | - | n.a. | (3,964) | - | n.a. |
| Expenses from Agrifirma's Acquisition | - | (2,530) | | - | (2,530) | |
| Subscription bonus | (9,705) | (5,177) | 87.5% | (12,668) | (1,053) | n.a. |
| Others | 966 | 4,746 | -79.6% | 250 | (749) | n.a. |

In 2021, other operating revenues (expenses) grew by R$23.8 YoY.

The higher expenses with lawsuits are due to losses recognized with indemnities resulting from agreements in labor lawsuits signed in the period.

Contractual losses are costs referring to commercial contracts resulting from the lower Paraguayan crop.

As for the indemnity of agricultural products, on June 30th, as it was still under negotiation. The amounts will be recognized in the next quarter.

The impact on subscription bonuses reflects the change in the subscription bonuses issued within Agrifirma's merger under the change in the price of the Company's shares.

It should be noted that the bonuses, within the operation, work as a guarantee of the sale lockup of 2 years, considering the characteristics of one of Agrifirma's shareholders and do not represent a premium or advantage to any new shareholder.

## FINANCIAL RESULT

| (R$ thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| **Total** | **(1,419)** | **(5,842)** | **-75.7%** | **(95,988)** | **(30,755)** | **212.1%** |
| Interest (i) | (10,520) | (6,330) | 66.2% | (27,528) | (21,629) | 27.3% |
| Monetary variation (ii) | (152) | - | n.a. | (682) | - | n.a. |
| Exchange vartiation (iii) | (7,797) | (2,033) | 283.5% | (9,035) | (1,727) | 423.2% |
| Present value adjustment (iv) | (14,883) | 13,213 | n.a. | 66,077 | 37,535 | 76.0% |
| Derivative operations results (v) | 29,812 | (10,963) | n.a. | (125,490) | (48,168) | 160.5% |
| Other financial income / expenses (vi) | 2,121 | 271 | n.a. | 670 | 3,234 | -79.3% |

brasilagro

The consolidated financial result corresponds to the following: (i) interest on financing, (ii) exchange rate variation on an off-shore account, (iii) present value of receivables from selling Araucária, Alto Taquari and Jatobá farms, fixed in bags of soybean, and sugarcane leases (iv) hedge operations and (v) bank expenses and charges and earnings from financial investments of cash and cash equivalents.

The fair value adjustment, totaling R$66.1 million in 2021, shows the change in the amount received due to selling Araucária, Jatobá and Alto Taquari farms, denominated in soybean bags and the change in the price of Consecana in the lease of Parceria IV Farm.

The result of operations with derivatives mainly reflects the hedging of commodities and dollar to reduce the volatility of the Company's exposure, given that the revenues, inventory, biological assets and receivables from selling farms are positively correlated with the commodity prices and dollar.

In 2021, the result of operations with derivatives was negative R$125.5 million, with R$25.3 million was positive from currency operations and R$150.8 million was negative from commodity operations.

In 2020, the result of operations with derivatives was negative R$48.2 million, with R$68.8 million negative related to currency operations and R$20.6 million positive from operations with commodities.

The higher price of grains in the period negatively affected the financial result of operations with derivatives not carried out. However, this impact is largely neutralized in cash, as the Company's assets, such as inventories, biological assets, and receivables from selling farms, are liquidated over the following months. The Company ended 2021 with an inventory of 113,700 tons of grains to be sold, this revenue should be recognized in the next quarter.

The Company's cash went from average cash of R$123.4 million in 2020 to R$465.0 million in 2021.

## DERIVATIVE OPERATIONS

Our risk policy has as the main purpose of hedging the Company's cash generation. Therefore, we are attentive not only to the main elements of revenue but also to the main elements of production cost. Thys, we daily monitor a) international prices of the main agricultural commodities produced by the Company, usually determined in dollars; b) the base premium, which is the difference between the international price and national price of commodities; c) the exchange rate and d) the prices of the main items that can significantly impact the cost of freight, fertilizers and chemicals.

The points analyzed to decide on the strategy and tools to be used for price and margin hedging are as follows:

- Expected gross margin from the current price scenario.

- Standard deviation of expected gross margin for different pricing strategy scenarios.
- Analysis of expected gross margin under stress scenarios for different hedging strategies.
- Comparison between current expectations and the Company's budget.
- Comparison between expected gross margin and its historical average.
- Market outlook and trends.
- Tax aspects.

## HEDGE POSITION ON AUGUST 30, 2021

| Harvest | Soybean | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/bu) | Volume (thousand) | % of hedge[2] | BRL/USD |
| 20/21 | 144.695 ton | 97.80% | 10.50 | USD 33,592 | 97.60% | 5.41 |
| 21/22 | 18,000 ton | 50.40% | 13.17 | USD 26,281 | 59.50% | 5.48 |

| Harvest | Corn | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/bu) | Volume (thousand) | % of hedge[2] | BRL/USD |
| 20/21 | 89.122 ton | 93.00% | 51.58 | USD 4.500 | 93.00% | 5.48 |
| 21/22 | 54.037 ton | 33.00% | 65.64 | - | - | - |

| Harvest | Cotton | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/bu) | Volume (thousand) | % of hedge[2] | BRL/USD |
| 20/21 | 2.139 ton | 100.00% | 65.66 | USD 2.882 | 97.20% | 5.03 |
| 21/22 | 2.336 ton | 41.00% | 82.45 | USD 4.298 | 42.00% | 5.64 |

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

# Balance Sheet

## DESTINATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS

At a meeting of the Board of Directors held on August 31, 2020, and under the current corporate law and the Company's Bylaws, the Management proposed the following distribution of results for the fiscal year ended June 30, 2020:

| R$ mil | 2021 | 2020 |
|---|---|---|
| Lucro líquido do exercício | 317,646 | 119,554 |
| (-) Constituição de Reserva Legal (5% do lucro líquido) | (15,882) | (5,978) |
| **Lucro Líquido ajustado** | **301,764** | **113,576** |
| (-) Dividendos mínimos obrigatórios - 25% do lucro líquido ajustado | (75,441) | (28,394) |
| (-) Dividendos adicionais propostos | (184,559) | (13,606) |
| **Dividendos Propostos** | **(260,000)** | **(42,000)** |
| **Constituição de reserva para investimento e expansão** | **41,764** | **71,576** |
| **Total ações** | **102,377,008** | **62,104,301** |
| (-) Ações em tesouraria | (3,185,087) | (2,761,820) |
| (=) Ações em mercado | 99,191,921 | 59,342,481 |
| **Dividendos por ação (R$)** | **2.62** | **0.71** |

Such proposal will be submitted for approval at the next Annual Shareholders' Meeting to be held in October 2021.

## NET ASSET VALUE - NAV

| (R$ thousand) | June 30, 2021 | |
|---|---|---|
| | Book | NAV |
| **BrasilAgro's Equity** | **2,182,601** | **2,182,601** |
| Properties appraisal[1] | | 3,058,179 |
| (-) Balance Sheet - Land Value (Investment Properties) | | (997,100) |
| **NAV - Net Asset Value** | **2,182,601** | **4,243,680** |
| Number of Shares Outstanding | 102,377 | 102,377 |
| **NAV per share** | **21.32** | **41.45** |

(1) According to our Internal Appraisal on 06/30/2021, net of taxes

The market value of the properties considered when calculating the net asset value is June 30, 2021. It should be noted that the value of the properties is given in soybean bags and the average price used in the appraisal was around R$134.00 per bag.

brasilagro

## CASH AND CASH EQUIVALENTS

| Cash and Cash equivalents (R$ thousand) | 06/30/2021 | 06/30/2020 | Change |
|---|---|---|---|
| **Cash and Cash equivalents** | **1,059,107** | **171,045** | **519.2%** |
| Cash and Banks | 58,215 | 29,950 | 94.4% |
| Repurchase agreements | - | 15,446 | -100.0% |
| Bank deposit certificates | 1,000,892 | 125,649 | 696.6% |
| **Restricted Marketable securities** | **5,224** | **5,044** | **3.6%** |
| Banco do Nordeste (loan guarantees) | 5,224 | 5,044 | 3.6% |
| **Total** | **1,064,331** | **176,089** | **504.4%** |

## CUSTOMERS

| (R$ thousand) | 06/30/2021 | 06/30/2020 | Change |
|---|---|---|---|
| Sugarcane Sales | 44,779 | 30,031 | 49.1% |
| Grains Sales | 32,968 | 36,777 | -10.4% |
| Cattle Raising Sales | 155 | 636 | -75.6% |
| Leases and Rents | 6,884 | 4,868 | 41.4% |
| Machinery Sales | 1,893 | 918 | 106.2% |
| Farm Sales | 77,540 | 73,678 | 5.2% |
| | **164,219** | **146,908** | **11.8%** |
| Provision for doubtful accounts | (1,729) | (1,216) | 42.2% |
| **Current total** | **162,490** | **145,692** | **11.5%** |
| Machinery Sales | - | 333 | -100.0% |
| Farm Sales | 324,937 | 240,074 | 35.3% |
| **Non-current total** | **324,937** | **240,407** | **35.2%** |

## INVENTORY

| (R$ thousand) | 06/30/2021 | 06/30/2020 | Change |
|---|---|---|---|
| Soybean | 169,927 | 68,975 | 146.4% |
| Corn | 40,678 | 37,223 | 9.3% |
| Bean | 11,969 | 3,279 | 265.0% |
| Cotton | 11,114 | 3,500 | 217.5% |
| Livestock | 46,312 | 34,481 | 34.3% |
| Other crops | 224 | 340 | -34.1% |
| **Agricultural Products** | **280,224** | **147,798** | **89.6%** |
| Supplies | 31,947 | 25,461 | 25.5% |
| **Total** | **312,171** | **173,259** | **80.2%** |

The Company ended 2021 with an inventory of 73,300 tons of soybean, 37,700 tons of corn, 2,000 tons of cotton, 3,100 tons of beans and 14,800 cattle heads. At the end of 2020, the inventory was 48,200 tons of soybean, 79,900 tons of corn, 1,100 tons of cotton, 2,500 tons of beans and 15,100 cattle heads, 42,400 tons of

soybeans, 2,700 tons of corn, 100 tons of cotton, 200 tons of beans and 21,400 cattle heads.

The biological assets of cattle are measured at fair value and are controlled by two methodologies: for calves and steers (heifers) from 12 to 15 months old, the control and valuation is carried out by head, whereas for animals above this age, the control is made by weight.

| Inventories - Cattle Raising | Total Heads | Value (R$ thousand) |
|---|---|---|
| **In June 30, 2020** | **15,064** | **34,481** |
| Aquisition, Birth \| Aquisition Expenses | 9,719 | 14,238 |
| Handling Expenses | - | 15,751 |
| Sales | (9,685) | (26,781) |
| Deaths | (253) | (528) |
| Consumption | (40) | (101) |
| Exchange variation | - | (982) |
| Fair value variation | - | 10,234 |
| **In June 30, 2021** | **14,805** | **46,312** |

## INDEBTEDNESS

| (R$ thousand) | 06/30/2021 | 06/30/2020 | Change |
|---|---|---|---|
| Financing for Agricultural Funding | 192,403 | 168,342 | 14.3% |
| Financing for Agricultural Funding (USD) | 2,564 | 8,360 | -69.3% |
| Financing for Agricultural Funding (Guarani) | 26,292 | 27,689 | -5.0% |
| Financing of Projeto Bahia | 10,373 | 10,254 | 1.2% |
| Financing of Working Capital | - | 77,516 | n.a. |
| Financing of Working Capital (EUR) | 23,230 | - | n.a. |
| Machinery and Equipment Financing | - | 230 | n.a. |
| Sugarcane Financing | 61,992 | 73,290 | -15.4% |
| Debentures | 346,327 | 148,432 | 133.3% |
| **Total** | **663,181** | **514,113** | **29.0%** |
| **Short Term (1 year)** | **322,046** | **217,274** | **48.2%** |
| 2 years | 55,984 | 198,793 | -71.8% |
| 3 years | 21,904 | 51,670 | -57.6% |
| 4 years | 9,448 | 22,098 | -57.2% |
| 5 years | 7,003 | 8,269 | -15.3% |
| After 5 years | 246,796 | 16,009 | 1441.6% |
| **Long term** | **341,135** | **296,839** | **14.9%** |

On June 30, 2021, and June 30, 2020, the loan and financing balances reached R$314.1 million and R$296.8 million, respectively. Payment of interest and principal totaled R$362.3 million in 2021.

In the period, R$488.2 million were also released to fund sugarcane, soy, corn, beans and cotton operations.

The average cost of debt is 8.6% p.a., with an average term of 1 year.

## FINANCIAL LEASES - IFRS 16

With the adoption of IFRS 16, the Company opted for a modified retrospective method considering the right to use the asset measured at the amount equivalent to the lease liability, calculated at the present value at the lessee's incremental interest rate on the transition date, classified as Finance Leases.

As a result, the value of the right to use the Asset and its equivalent value in the Lease Liabilities are now calculated at the present value. Once marked to market, the Asset values will be transferred monthly to production cost, according to their fraction of each contract, and also updated by the change of the soybean or sugarcane bag in Reais.

Currently, the Company's main contracts subject to the adoption of IFRS 16 refer to agricultural partnership operations and land leasing, besides other less relevant contracts to rent vehicles, property and machinery.

In Liabilities, the changes will occur when there is an actual payment of the lease, besides the periodic update by the change in soy or sugarcane and adjustment to present value. The impacts of the adjustment to present value will be recognized in the Financial Result.

For more information, see Notes in the Quarterly Earnings Release.

| (R$ thousand) | Nature | 06/30/2021 | 06/30/2020 | Change |
|---|---|---|---|---|
| **Short Term** | | | | |
| Sugarcane Finance Leasing | Partnership III | - | 287 | -100.0% |
| Operating Leases | - | 30.545 | 25.562 | 19.5% |
| | | 30.545 | 25.849 | 18.2% |
| **Long Term** | | | | |
| Sugarcane Finance Leasing | Partnership IV | 97.223 | 34.011 | 185.9% |
| Operating Leases | - | 71.227 | 92.503 | -23.0% |
| | | 168.450 | 126.514 | 0 |
| **Total** | | **198,995** | **152,363** | **30.6%** |

| (R$ thousand) | 06/30/2020 | Exchange Variation | Updates | Payment | New contracts | 06/30/2021 | Change |
|---|---|---|---|---|---|---|---|
| Sugarcane Finance Leasing - Partnership III | 287 | - | - | (287) | - | - | n.a. |
| Sugarcane Finance Leasing - Partnership IV | 34.011 | - | 63.212 | - | - | 97.223 | -65.0% |
| Operating Leases | - | - | - | - | - | - | n.a. |
| Operating Leases - IFRS 16 | 118.065 | (44) | 9.438 | (30.762) | 5.075 | 101.772 | 16.0% |
| **Total** | **152,363** | **(44)** | **72,650** | **(31,049)** | **5,075** | **198,995** | **-23.4%** |

## PROPERTIES FOR INVESTMENT

The fundamental pillar of the Company's business strategy is acquiring, developing, exploring and selling rural properties suitable for farming. The Company acquires rural properties believed to have a significant potential to generate value by transforming assets and developing profitable agricultural activities.

After acquiring our rural properties, we seek to implement higher value-added crops and transform these rural properties with investments in infrastructure and technology. According to our strategy, when we deem that the value of rural properties delivers the expected return, we will sell these rural properties reaching capital gains.

Rural properties purchased by the Company are stated at acquisition cost, which does not exceed their net realization value, and are presented in "Non-current assets".

Investment properties are valued at their historical cost, added to the investment in buildings, improvements, and areas opened, less accumulated depreciation according to the same criteria described for property, plant and equipment.

| (R$ thousand) | Acquisition value | Buildings and improvements | Area Opening | Construction in progress | Investment Properties |
|---|---|---|---|---|---|
| Initial Balance | 686,051 | 56,995 | 104,533 | 10,682 | 858,261 |
| **In June 30, 2020** | | | | | |
| Acquisitions | 284 | 144 | 482 | 54,253 | 55,163 |
| Acquisitions - Merger of Agrifirma | 124,253 | 11,683 | - | 81 | 136,017 |
| Reductions | (1,623) | (443) | (1,582) | - | (3,648) |
| Transfers | - | 2,861 | 11,293 | (15,665) | (1,511) |
| (-) Depreciation/ Amortization | - | (2,341) | (9,375) | - | (11,716) |
| Cumulative Translation Adjustment | (27,714) | (2,285) | (4,570) | (897) | (35,466) |
| **In June 30, 2021** | **781,251** | **66,614** | **100,781** | **48,454** | **997,100** |

## DEPRECIATION - AREA OPENED

| (R$ thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| Maintenance | (1,098) | (1,246) | -11.9% | (4,174) | (3,522) | 18.5% |
| Opening | (1,720) | (1,414) | 21.6% | (5,202) | (4,735) | 9.9% |
| **Total** | **(2,818)** | **(2,660)** | **5.9%** | **(9,376)** | **(8,257)** | **13.6%** |

## CAPEX - PROPERTY, PLANT & EQUIPMENT

| (R$ thousand) | Buildings and improvements | Equipments and facilities | Machinery | Furniture and untensils | Construction in progress | Sugarcane | Property, Plant and Equipment |
|---|---|---|---|---|---|---|---|
| Initial Balance | 172 | 13,412 | 18,334 | 2,442 | - | 81,565 | 115,925 |
| **In June 30, 2020** | | | | | | | |
| Acquisitions | - | 2,829 | 6,926 | 455 | 461 | 8,019 | 18,690 |
| Acquisitions - Merger of Agrifirma | - | 1,730 | 341 | 52 | - | 4,916 | 7,039 |
| Reductions | - | (894) | (5,154) | (261) | - | - | (6,309) |
| Transfers | - | 1,431 | 766 | 42 | (461) | - | 1,778 |
| (-) Depreciation / Amortization | (64) | (1,464) | (808) | (359) | - | (23,212) | (25,907) |
| Cumulative Translation Adjustment | - | (157) | (248) | (21) | - | (400) | (826) |
| **In June 30, 2021** | **108** | **16,887** | **20,157** | **2,350** | **-** | **70,888** | **110,390** |

# 07 SOCIAL

BrasilAgro Institute, BrasilAgro's social arm, celebrates its first year of activities. At the end of this cycle, the Institute strengthens its work through initiatives focused on education and socioeconomic development.

In 2020, the Institute benefited more than 1,800 people, spread across 10 municipalities in the surroundings where we operate. More than 6 tons of food and more than 1,200 essential items were donated during the period.

The support of employees, institutional partners, and the public sector was key to succeed in our activities.

We are very grateful to each volunteer and partner organizations that helped with the Institute's development. BrasilAgro believes in the power of solidarity and promotes actions that can change realities. Together we make a difference!


PARABÉNS
08 de março
instituto brasilagro


Juntos, transformamos
solidariedade
em felicidade!

# 08 CAPITAL MARKET

The Company was the first agricultural production company to list its shares on B3's (São Paulo Stock Exchange) Novo Mercado and was also the first Brazilian agribusiness company to list ADRs (American Depositary Receipts) on NYSE (New York Stock Exchange).

## Stock Performance

On August 31, 2021, BrasilAgro's share price (AGRO3) was R$27.92, with the Company's market value totaling R$2.9 billion and ADRs (LND) priced at US$5.50.



AGRO3 x Ibovespa
(base 100 = 06/30/2020)
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
30-Jun-20
14-Jul-20
28-Jul-20
11-Aug-20
25-Aug-20
8-Sep-20
22-Sep-20
6-Oct-20
20-Oct-20
3-Nov-20
17-Nov-20
1-Dec-20
15-Dec-20
29-Dec-20
12-Jan-21
26-Jan-21
9-Feb-21
23-Feb-21
9-Mar-21
23-Mar-21
6-Apr-21
20-Apr-21
4-May-21
18-May-21
1-Jun-21
15-Jun-21
29-Jun-21
AGRO3
IBOV

| HIGHLIGHTS - AGRO3 | 2021 | 2020 |
|---|---|---|
| Average Daily Traded Volume (R$) | 13,927,474 | 2,217,723 |
| Maximum (R$ per share) | 36.13 | 21.47 |
| Mininum (R$ per share) | 19.00 | 13.80 |
| Average (R$ per share) | 24.79 | 17.83 |
| Closing Quote (R$ per share) | 30.00 | 20.96 |
| Variation in the period (%) | 43.1% | 32.34% |

brasilagro

**Disclaimer**

The statements in this document related to business prospects, forecasts on operating and financial results and those related to BrasilAgro's growth outlook are merely forecasts and, as such, are based solely on the Executive Board's estimates on the future of the business. These estimates substantially depend on market conditions, the Brazilian economy, the segment and international markets and, therefore, are subject to changes without prior notice.

# 09 WEIGHTS AND MEASURES USED IN AGRIBUSINESS

| Pesos e medidas usados na atividade agropecuária | | |
|---|---|---|
| 1 tonelada | 1.000 kg | |
| 1 quilo | 2,20462 libras | |
| 1 libra | 0,45359 kg | |
| 1 acre | 0,1840 alqueire | |
| 1 hectare (ha) | 2,47105 acres | |
| 1 hectare (ha) | 10.000 $m^2$ | |
| 1 alqueire | 5,4363 acres | |
| **Soja** | | |
| 1 bushel de soja | 60 libras | 27,2155 kg |
| 1 saca de soja | 60 kg | 2,20462 bushels |
| 1 bushel/acre | 67,25 kg/ha | |
| 1,00 US$/bushel | 2,3621 US$/saca | |
| **Milho** | | |
| 1 bushel de milho | 56 libras | 25,4012 kg |
| 1 saca de milho | 60 kg | 2,36210 bushels |
| 1 bushel/acre | 62,77 kg/ha | |
| 1,00 US$/bushel | 2,3621 US$/saca | |
| **Pecuária** | | |
| 1 arroba (boi magro) | 30 kg | |
| 1 arroba | 15 kg | |

brasilagro

# 10 INCOME STATEMENT

| (R$ thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| Revenues from Farm Sales | 52,063 | 47,440 | 10% | 58,925 | 71,492 | -18% |
| Revenues from grains | 128,370 | 96,597 | 33% | 336,115 | 237,904 | 41% |
| Revenues from cotton | 2,238 | 177 | 1164% | 28,475 | 13,104 | 117% |
| Revenues from sugarcane | 89,014 | 42,842 | 108% | 265,062 | 192,943 | 37% |
| Revenues from cattle raising | 4,794 | 12,605 | -62% | 29,566 | 33,609 | -12% |
| Revenues from farm leasing | 7,174 | 8,574 | -16% | 19,350 | 18,127 | 7% |
| Other revenues | 362 | 484 | -25% | 1,301 | 1,658 | -22% |
| Deductions from gross revenue | (2,755) | (2,812) | -2% | (16,917) | (9,777) | 73% |
| **Net Sales Revenue** | **281,260** | **205,907** | **37%** | **721,877** | **559,060** | **29%** |
| Change in fair value of biological assets and agricultural products | 157,579 | 40,650 | 288% | 527,348 | 160,371 | 229% |
| Impairment | (23,745) | (3,042) | n.a. | (22,728) | (4,153) | 447% |
| **Net Revenue** | **415,094** | **243,515** | **70%** | **1,226,497** | **715,278** | **71%** |
| Cost of Farm Sale | (4,761) | (6,716) | -29% | (5,828) | (10,072) | -42% |
| Cost of agricultural products sale | (290,346) | (174,208) | 67% | (729,145) | (483,813) | 51% |
| **Gross Profit** | **119,987** | **62,591** | **92%** | **491,524** | **221,393** | **122%** |
| **Selling Expenses** | **(13,997)** | **(9,154)** | **53%** | **(27,951)** | **(14,300)** | **95%** |
| **General and Administrative Expenses** | **(20,004)** | **(15,894)** | **26%** | **(46,852)** | **(43,890)** | **7%** |
| Depreciation and Amortization | 51 | (446) | n.a. | (981) | (1,512) | -35% |
| Personnel expenses | (16,144) | (12,077) | 34% | (32,406) | (30,681) | 6% |
| Expenses with services providers | (1,979) | (1,701) | 16% | (6,482) | (5,593) | 16% |
| Leases and Rents | (294) | 43 | n.a. | (397) | (175) | 127% |
| Others expenses | (1,638) | (1,713) | -4% | (6,586) | (5,929) | 11% |
| **Other operating income/expenses, net** | **(9,770)** | **3,278** | **n.a.** | **(22,613)** | **1,231** | **n.a.** |
| **Equity pick up** | **(119)** | **(61)** | **95%** | **11** | **(150)** | **n.a.** |
| **Financial result** | **(1,419)** | **(5,842)** | **-76%** | **(95,988)** | **(30,755)** | **212%** |
| Financial income | 267,508 | 111,148 | 141% | 849,623 | 375,413 | 126% |
| Interest on Financial Investments | 5,566 | 1,449 | 284% | 8,193 | 5,396 | 52% |
| Interest on assets | 198 | 1,439 | -86% | 1,165 | 3,619 | -68% |
| Monetary variations | - | - | n.a. | - | - | n.a. |
| Foreign exchange variations | 3,440 | 5,423 | -37% | 20,257 | 14,038 | 44% |
| Income from leasings' present value adjustment | - | 14,409 | -100% | 2,895 | 15,246 | -81% |
| Income from receivables from farm sales' present value | 16,629 | 19,751 | -16% | 227,005 | 130,915 | 73% |
| Realized results with derivatives | 4,829 | 17,579 | -73% | 76,885 | 50,484 | 52% |
| Unrealized results with derivatives | 236,846 | 51,098 | 364% | 513,223 | 155,715 | 230% |
| Financial expenses | (268,927) | (116,990) | 130% | (945,611) | (406,168) | 133% |
| Interest expenses | (357) | (694) | -49% | (1,383) | (1,456) | -5% |
| Bank charges | (3,088) | (484) | n.a. | (6,140) | (706) | n.a. |
| Interest on liabilities | (10,718) | (7,769) | 38% | (28,693) | (25,248) | 14% |
| Monetary variations | (152) | - | n.a. | (682) | - | n.a. |
| Foreign exchange variations | (11,237) | (7,456) | 51% | (29,292) | (15,765) | 86% |
| Expense from leasings' present value adjustment | (6,491) | (2,023) | 221% | (74,160) | (36,091) | 105% |
| Expense from receivables from farm sales' present value | (25,021) | (18,924) | 32% | (89,663) | (72,535) | 24% |
| Realized results with derivatives | (86,728) | (17,026) | 409% | (193,415) | (91,196) | 112% |
| Unrealized results with derivatives | (125,135) | (62,614) | 100% | (522,183) | (163,171) | 220% |
| **Profit (loss) before income and social contribution taxes** | **74,678** | **34,918** | **114%** | **298,131** | **133,529** | **123%** |
| Income and social contribution taxes | 53,205 | (967) | n.a. | 19,515 | (13,975) | n.a. |
| **Profit (loss) for the period** | **127,883** | **33,951** | **277%** | **317,646** | **119,554** | **166%** |
| Outstanding shares at the end of the period | 102.377.008 | 62.104.301 | 65% | 102.377.008 | 62.104.301 | **65%** |
| **Basic earnings (loss) per share - R$** | **1.25** | **0.55** | **128%** | **3.10** | **1.93** | **61%** |

brasilagro

# 11 BALANCE SHEET - ASSETS

| Assets (R$ thousand) | 06/30/2021 | 06/30/2020 | Change |
|---|---|---|---|
| **Current assets** | | | |
| Cash and Cash equivalents | 1,059,107 | 171,045 | 519% |
| Derivative financial instruments | 32,657 | 7,180 | 355% |
| Trade accounts receivable | 192,606 | 183,350 | 5% |
| Inventories | 265,859 | 138,778 | 92% |
| Biologial assets | 210,489 | 115,553 | 82% |
| Transactions with related parties | 488 | 701 | -30% |
| Long term assets held for sale | 0 | 25,857 | n.a. |
| | **1,761,206** | **642,464** | **174.1%** |
| | | | |
| **Non-current assets** | | | |
| Biological assets | 34,585 | 25,444 | 36% |
| Marketable securities | 10,455 | 5,044 | 107% |
| Derivative financial instruments | 3,881 | 1,746 | 122% |
| Diferred taxes | 72,343 | 23,282 | 211% |
| Accounts receivable and other credits | 348,933 | 262,387 | 33% |
| Investment properties | 997,100 | 858,261 | 16% |
| Transactions with related parties | 2,680 | 1,511 | 77% |
| Investments | 5,609 | 5,742 | n.a. |
| Property, plant and equipment | 110,390 | 115,925 | -5% |
| Intangible assets | 1,104 | 1,469 | -25% |
| Using rights | 80,032 | 101,093 | -21% |
| | **1,667,112** | **1,401,904** | **18.9%** |
| | | | |
| **Total assets** | **3,428,318** | **2,044,368** | **67.7%** |

# 12 BALANCE SHEET - LIABILITIES

| | 6/30/2021 | 6/30/2020 | Variação |
|---|---|---|---|
| **Current liabilities** | | | |
| Trade accounts payable and other obligations | 186,890 | 111,170 | 68% |
| Loans, financing and debentures | 322,046 | 217,274 | 48% |
| Labor obligations | 22,536 | 19,600 | 15% |
| Derivative financial instruments | 48,574 | 18,333 | 165% |
| Other liabilities | 45,133 | 5,017 | 800% |
| Transactions with related parties | 5,568 | 2,849 | 95% |
| Lease liabilities | 30,545 | 25,849 | 18% |
| | **661,292** | **400,092** | **65.3%** |
| | | | |
| **Non-current liabilities** | | | |
| Trade accounts payable and other obligations | 34,902 | 28,002 | 25% |
| Loans, financing and debentures | 341,135 | 296,839 | 15% |
| Diferred taxes | 26,714 | 34,031 | -22% |
| Lease liabilities | 168,450 | 126,514 | 33% |
| Derivative financial instruments | 1,965 | 1,462 | n.a. |
| Provision for legal claims | 1,445 | 1,485 | -3% |
| | 2,519 | - | n.a. |
| Other liabilities | 7,295 | 34,374 | -79% |
| | **584,425** | **522,707** | **11.8%** |
| | | | |
| **Total liabilities** | **1,245,717** | **922,799** | **35.0%** |
| | | | |
| **Equity** | | | |
| Share Capital | 1,587,985 | 699,811 | 127% |
| | (11,343) | | |
| Capital reserves | (34,189) | (34,292) | 0% |
| Treasury shares | (40,085) | (31,501) | 27% |
| Profits reserves | 600,811 | 358,606 | 68% |
| Proposed additional dividends | - | 13,606 | n.a. |
| Comprehensive Income | 79,422 | 115,339 | -31% |
| Accumulated profit | - | - | n.a. |
| **Total equity** | **2,182,601** | **1,121,569** | **94.6%** |
| | | | |
| **Total liabilities and equity** | **3,428,318** | **2,044,368** | **67.7%** |

# 13 CASH FLOW

| (R$ thousand) | 2021 | 2020 | Change |
|---|---|---|---|
| **CASH FLOW OF OPERATING ACTIVITIES** | | | |
| Profit (loss) for the period | 317,646 | 119,554 | 166% |
| **Adjustments to reconcile net income** | | | |
| Depreciation and amortization | 110,004 | 60,249 | 83% |
| Farm Sales Gain | (53,097) | (61,420) | -14% |
| Residual value of fixed and intangible assets | 6,309 | 3,089 | 104% |
| Written-off in investment properties | - | 600 | -100% |
| Equity Pickup | (11) | 150 | n.a. |
| Gain unrealized results with derivatives (Net) | 8,960 | 7,456 | 20% |
| Exchange rate, monetary and financial charges (Net) | 100,800 | 42,276 | 138% |
| Adjustment to present value for receivables from sale of farms, machinery and financial leasings | (124,674) | (57,327) | 117% |
| Share based Incentive Plan ("ILPA") | 2,550 | 1,510 | 69% |
| Income and social contribution taxes | (50,536) | 3,528 | n.a. |
| Fair value of biological assets and agricultural products and depletion of harvest | (527,348) | (160,371) | 229% |
| Provision (Reversal) of impairment of agricultural products after harvest | 22,728 | 4,153 | 447% |
| Allowance for doubtful accounts | 151 | (2,440) | n.a. |
| Provisions for lawsuits | 1,404 | 601 | 134% |
| | **(185,114)** | **(38,392)** | **382%** |
| **Changes in the Short Term Operating Capital** | | | |
| Trade accounts receivable | 127,375 | 50,692 | 151% |
| Inventories | (154,937) | (43,268) | 258% |
| Biological Assets | 388,082 | 157,355 | 147% |
| Recoverable Taxes | (23,835) | 3,829 | n.a. |
| Derivative Transactions | (5,828) | 3,893 | n.a. |
| Other assets | 31,638 | (21,210) | n.a. |
| Suppliers | 4,136 | (35,698) | n.a. |
| Related parties | (3,218) | (440) | n.a. |
| Taxes payable | 30,765 | 31,146 | -1% |
| Income tax and social contribution | (28,249) | - | n.a. |
| Labor obligations | 2,940 | (2,704) | n.a. |
| Advance from customers | (4,958) | (212) | 2239% |
| Lease liabilities | (25,464) | (42,688) | -40% |
| Other obligations | (657) | 6,721 | n.a. |
| Payments of lawsuits | (1,444) | - | n.a. |
| **Net Cash generated by (used in) operating activities** | **151,232** | **69,024** | **119%** |
| **CASH FLOW OF INVESTMENT ACTIVITIES** | | | |
| Additions to immobilized and intangible | (18,712) | (25,087) | -25% |
| Additions to property for investments | (55,192) | (24,173) | 128% |
| Redemption of (investment in) marketable securities | 2,782 | 7,483 | -63% |
| Cash from business combination | - | 1,071 | -100% |
| Equity and investments acquisition | (164,247) | (4,127) | 3880% |
| Receivables from farm sale | 21,360 | 15,538 | 37% |
| **Net Cash generated by (used in) investment activities** | **(214,009)** | **(29,295)** | **n.a.** |
| Raising of Loans and financing | - | (2,578) | |
| Loans and financing raised | 488,190 | 301,009 | 62% |
| Interest from Loans and Financing | (16,491) | (86,013) | -81% |
| Payment of loans and financing | (345,830) | (143,967) | 140% |
| Dividends paid | (42,000) | (50,000) | -16% |
| Capital increase | 870,988 | - | |
| **Generated (provided) net cash by financing activities** | **954,857** | **18,451** | **5075%** |
| **Increase (decrease) in cash and cash equivalents** | **892,080** | **58,180** | **n.a.** |
| **FX Variation in cash and cash equivalents** | **(4,018)** | **6,238** | **n.a.** |
| Cash and cash equivalents initial balance | 171,045 | 106,627 | 60% |
| Cash and cash equivalents final balance | 1,059,107 | 171,045 | 519% |
| | **888,062** | **64,418** | **n.a.** |

# 14 HISTORIC EBITDA

| | 2021 | | | | |
|---|---|---|---|---|---|
| EBITDA (R$ thousand) | 4Q21 | 4Q21 | 4Q21 | 4Q21 | 2021 |
| **Net Income** | **75,654** | **-23,462** | **137,571** | **127,883** | **317,646** |
| Interest | (15,467) | 76,969 | 33,067 | 1,419 | 95,988 |
| Taxes | (3,094) | (6,844) | 43,628 | (53,205) | (19,515) |
| Depreciations and amortizations | 13,156 | 6,464 | 2,840 | 15,971 | 38,432 |
| Amortization adjustments - IFRS 16 | 16,550 | 5,736 | 18,775 | 30,512 | 71,572 |
| **EBITDA** | **86,799** | **58,863** | **235,881** | **122,580** | **504,123** |

| | 2021 | | | | |
|---|---|---|---|---|---|
| Adjusted EBITDA (R$ thousand) | 4Q21 | 4Q21 | 4Q21 | 4Q21 | 2021 |
| **Net Income** | **75,654** | **-23,462** | **137,571** | **127,883** | **317,646** |
| Interest | (15,467) | 76,969 | 33,067 | 1,419 | 95,988 |
| Taxes | (3,094) | (6,844) | 43,628 | (53,205) | (19,515) |
| Depreciations and Amortizations | 13,156 | 6,464 | 2,840 | 15,971 | 38,432 |
| Amortization adjustments - IFRS 16 | 16,550 | 5,736 | 18,775 | 30,512 | 71,572 |
| Equity pick-up | 44 | (20) | (154) | 119 | (11) |
| Other operating income/expenses, net | (1) | 5,686 | (2,726) | 9,708 | 12,667 |
| Elimination of the effects of gains on biological assets (grains and sugarcane planted) | (8,103) | (11,434) | (111,186) | 57,981 | (72,742) |
| Derivatives Results | (10,504) | (4,603) | (19,525) | (43,725) | (78,357) |
| **Adjusted EBITDA** | **68,235** | **48,493** | **102,290** | **146,663** | **365,681** |

| | 2020 | | | | |
|---|---|---|---|---|---|
| EBITDA (R$ thousand) | 1Q20 | 2Q20 | 3Q20 | 4Q20 | 2020 |
| **Net Income** | **40,576** | **20,402** | **24,625** | **33,951** | **119,554** |
| Interest | (1,235) | 10,855 | 15,293 | 5,842 | 30,755 |
| Taxes | 8,649 | 11,048 | (6,689) | 967 | 13,975 |
| Depreciations and amortizations | 11,972 | 5,851 | 3,779 | 8,551 | 30,153 |
| Amortization adjustments - IFRS 16 | - | - | - | 30,096 | 30,096 |
| **EBITDA** | **59,962** | **48,156** | **37,008** | **79,407** | **224,533** |

| | 2020 | | | | |
|---|---|---|---|---|---|
| Adjusted EBITDA (R$ thousand) | 1Q20 | 2Q20 | 3Q20 | 4Q20 | 2020 |
| **Net Income** | **40,576** | **20,402** | **24,625** | **33,951** | **119,554** |
| Interest | (1,235) | 10,855 | 15,293 | 5,842 | 30,755 |
| Taxes | 8,649 | 11,048 | (6,689) | 967 | 13,975 |
| Depreciations and Amortizations | 11,972 | 5,851 | 3,779 | 8,551 | 30,153 |
| Amortization adjustments - IFRS 16 | - | - | - | 30,096 | 30,096 |
| Equity pick-up | 40 | 23 | 26 | 61 | 150 |
| Other operating income/expenses, net | (1) | (9) | (2) | (2) | (14) |
| Elimination of the effects of gains on biological assets (grains and sugarcane planted) | (5,411) | (27,255) | (7,821) | 18,417 | (22,070) |
| Derivatives Results | 2,849 | (7,702) | (21,412) | 1,239 | (25,026) |
| **Adjusted EBITDA** | **57,439** | **13,213** | **7,799** | **99,122** | **177,573** |